ALTI LLC

110 East 40th Street,

Suite 803
New York, NY 10016

As of January 6, 2023

Alti Private Equity Access Fund
110 East 40th Street,

Suite 803
New York, NY 10016

Re:	Expense Reimbursement Agreement

Ladies and Gentlemen:

ALTI LLC (the “Adviser”) hereby confirms its agreement as follows in respect of Alti Private Equity Access Fund (the “Fund”):

1.       Expense Limitation. For the period from the effective date of that certain Investment Advisory Agreement (the “Advisory Agreement”), between the Fund and the Adviser, for a two-year term beginning with the commencement of operations (the “Initial Closing Date”) and ending on the two year anniversary thereof (the “Limitation Period”), subject to the terms hereof, the Adviser agrees that, except as provided in Section 2 below, it will forego an amount of its monthly investment advisory fee and pay, absorb or reimburse “Expenses” (as such term is used in the requirements with respect to Fee Table set forth in Form N-2) of the Fund, to the extent necessary so that, for any fiscal year, the Fund’s Specified Expenses in respect of any Class of shares do not exceed 3.0% per annum of the Fund’s net assets attributable to such Class (the “Expense Limitation”). In any month, the Adviser shall reimburse the Fund for Specified Expenses over the Expense Limitation for the fiscal year in which such month occurs by first foregoing at that time the requisite amount of its monthly investment advisory fees under the Advisory Agreement and then, if such foregone amount is insufficient, by directly reimbursing the Fund for any additional excess Specified Expenses over such Expense Limitation. For purposes of this letter agreement, the month-end value of the Fund’s net assets attributable to a Class will be determined in a manner consistent with the Fund’s Prospectus.

2.       Expenses. The Expense Limitation applies only to the Fund’s Expenses, which include all expenses incurred in the business of the Fund. In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses paid or absorbed, subject to the limitations that: (1) the reimbursement for fees and expenses will be made only if payable not more than three years from the date in which they were incurred; and (2) the reimbursement may not be made if it would cause the Expense Limitation to be exceeded. The Adviser may not recoup expenses should the recoupment cause the Fund to exceed the lesser of (i) the expense cap in place at the time of waiver or (ii) the time of recoupment.

3.       Term. This letter agreement will remain in effect throughout the Limitation Period, unless terminated by the Fund’s Board of Trustees upon thirty (30) days written notice to the Adviser. This Agreement may be renewed by the mutual agreement of the Adviser and the Fund for successive terms. Unless so renewed, this Agreement will terminate automatically at the end of the Limitation Period. This Agreement will also terminate automatically upon the termination of the Advisory Agreement unless a new investment advisory agreement with the Adviser (or with an affiliate under common control with the Adviser) becomes effective upon such termination.

4.       Excess Expenses. In consideration of the Adviser’s agreement as provided herein, the Fund agrees to carry forward the amount of the foregone investment advisory fees and Expenses in respect of the applicable Class of shares paid, absorbed, or reimbursed by the Adviser, for a period not to exceed three years from the end of the fiscal year in which such fees are foregone or expense is incurred by the Adviser (“Excess Expenses”) and to reimburse the Adviser in the amount of such Excess Expenses as promptly as possible, on a monthly basis, even if such reimbursement occurs after the termination of the Limitation Period, provided that the Specified Expenses in respect of the applicable Class of shares have fallen to a level below the Expense Cap and the reimbursement amount does not raise the level of Specified Expenses in respect of the applicable Class of shares in the month the reimbursement is being made to a level that exceeds the Expense Cap. For purposes of the preceding sentence, “Expenses” in respect of the Fund’s Class A shares shall be deemed to include any “Expenses” paid, absorbed or reimbursed by the Adviser in respect of Alti Private Equity Access Fund (the “Fund”). For the avoidance of doubt, if, at the end of any fiscal year in which the Fund has reimbursed the Adviser for any Excess Expenses, the Fund’s Expenses in respect of the applicable Class of shares for such fiscal year exceed the Expense Limitation, the Adviser shall promptly pay the Fund an amount equal to the lesser of: (i) the amount by which the Fund’s Expenses in respect of the applicable Class of shares for such fiscal year exceed the Expense Limitation; and (ii) the amount of reimbursements for Excess Expenses in respect of the applicable Class of shares paid by the Fund to the Adviser in such fiscal year. Any payment by the Adviser to the Fund pursuant to the foregoing sentence shall be subject to later reimbursement by the Fund in accordance with this Section 4. The Adviser’s obligations under this Section 4 shall survive termination of this letter agreement.

5.       Entire Agreement; Amendment. This letter agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof, and supersedes all prior agreements between the parties hereto relating to the matters contained herein and may not be modified, waived or terminated orally and may only be amended by an agreement in writing signed by the parties hereto.

6.       Construction and Forum. This letter agreement shall be governed by the laws of the State of New York, without regard to its conflicts of law principles. Each of the parties hereto irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any New York State court or Federal court of the United States of America sitting in New York, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, and each of the parties hereto irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York State court or, to the extent permitted by law, in such Federal court.

7.       Counterparts. This letter agreement may be executed in any number of separate counterparts, each of which shall be deemed an original, but the several counterparts shall together constitute but one and the same agreement of the parties hereto.

8.       Severability. If any one or more of the covenants, agreements, provisions or texts of this letter agreement shall be held invalid, then such covenants, agreements, provisions or terms shall be deemed severable from the remaining covenants, agreements, provisions or terms of this letter agreement and shall in no way affect the validity or enforceability of the other provisions of this letter agreement.

ALTI LLC

By:
	Name:	Joseph Bonvouloir
	Title:	Chief Executive Officer

Accepted and Agreed:

ALTI PRIVATE EQUITY ACCESS FUND

By:
	Name:	Joseph Bonvouloir
	Title:	Principal Executive Officer